October 20, 2010

Andri Boerman
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	JBI, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the quarterly period ended September 30, 2009, March 31, 2010 and June 30, 2010
File No. 333-149784

Dear Ms. Boerman:

We represent JBI, Inc. (“JBI” or, the “Company,” “we,” “us,” or “our”).  By letter dated September 28, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”) originally filed on March 31, 2010 and the Company’s Form 10-Q for the quarterly period ended September 30, 2009, March 31, 2010 and June 30, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

1.
We noted disclosures in your Item 4.02 Form 8-K filed on May 21, 2010 that the financial statement in this Form 10-Q “should no longer be relied upon” and that you plan to file an amended Form 10-Q for the period ended September 30, 2009 that includes restated financial statements. However, we do not see where that amendment has been filed as of the date of this letter. Please tell us when you plan to file the amended Form 10-Q.

Our auditors and financial team are currently working on our Q3 2010 due November 15, 2010. When this is complete they can begin work on the amended Form 10-Q. We estimate this will be complete and filed by December 15th 2010.

2.
It is unclear why you have calculated the aggregate market value of your voting common equity held by non-affiliates as of December 31, 2009 since Form 10-K requires such aggregate market value be computed using the price at which your common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter. Please advise.

The value in the filing was revised to reflect the aggregate market value of JBI common equity, as of the last business day of our most recently completed second fiscal quarter (June 30, 2010.)

3.	Please tell us where you have filed your amended certificate of incorporation to change your name from 310 Holdings, Inc. to JBI, Inc., and when this change occurred.

Our name change was filed with the Secretary of State of Nevada on October 5, 2009. Notice of the name change was filed in an 8K with the SEC on October 6, 2009 which included as Exhibit 3.1 our filing with the Secretary of State of Nevada.

4.
Please tell us and revise your filing to clarify what “extensive testing” your P2O machines have undergone and to clarify whether this testing was conducted by you or by a third party, including the New York Department of Environment Conservation. Also clarify your relationship with the entities referenced in the first paragraph of page 5, including AS PTO LLC, Plastic 2 Oil of Clearwater1, LLC, and ES Resources, LLC. File as exhibits the area development agreement and license discussed in this section.

Extensive testing:

From March 2009 through December 2009, we tested our lab-scale design in our in-house chemical lab. We ran the P2O processor almost daily for several months gathering data from various plastic sources including: PET, PP, LPDE, HDPE, old plastic, virgin plastic, municipal solid waste, waste plastic from the automotive industry and municipalities. The fuel from the machine was tested by Intertek, an independent lab.  Fuel product from our process was also tested with our own gas chromatograph and other hardware.

In December 2009, we delivered our lab-scale processor to IsleChem, a NY state certified chemical R&D lab. From December 2009 to April 2010, IsleChem performed over 40 test runs on our lab-based machine. IsleChem still runs the lab-scaled machine to test process changes, various plastic feedstock, and other variables. IsleChem collected gas samples and measured vapour emissions at all points in the process and analyzed them. They also tested the residue composition and ran gas chromatograph tests on the fuel samples. IsleChem was able to help us identify the factors that would increase efficiency on our process and to produce a higher quality fuel than previous attempts.

In December 2009, we also constructed and tested a 1 ton processor with a continuous feed system. This processor was used to gather data and information to compare against the lab-scale machine. By running parallel tests with the 1 ton and lab-based machine, we were able to determine that our process was clean, repeatable, and scalable. IsleChem verified this in their laboratory as well.

The NYDEC reviewed the chemistry, process and emissions of our P2O processor, including IsleChem test results. The NYDEC issued JBI a temporary permit to build and operate a large processor to gather data in support of a simple air permit for commercial operation of large 20T P2O processors.

In February 2010, JBI established a P2O factory in Niagara Falls, NY.

The NYDEC visited the site during various stages of the assembly of the processor and during test runs to review operating data at the factory.

We have run various industrial plastic waste streams to test the large processor. IsleChem came to our factory often to check the processor and gather residue and gas-bag samples. IsleChem analyzed the residue, plastic chemistry, and gas samples taken from the processors work tank, water seal, gas recycle system, as well as testing our fuel output. Petrolabs tested fuel output in addition to IsleChem.

In summer 2010, Conastoga Rovers & Associates, and the NYDEC were able to agree on a date to conduct a stack test. The stack test was conducted using plastics consistent with what we would be operating with (ie: non-virgin plastic). A stack test is a complete independent test of possible toxic emissions. It includes testing for particulate matter, carbon monoxide, oxides of nitrogen, carbon dioxide, oxides of sulphur and other harmful emissions. The NYDEC set up their lab trailer on August 16, 2010 and installed their test sensors in 2 positions in our stack. Conastoga Rovers and Associates conducted a day of testing with NYDEC staff monitoring the processor and the tests. The instruments were logged by CRA equipment and staff. On September 16, 2010, CRA emailed to us the results of the tests. We released the stack test results and residue tests in a press release on September 17, 2010. We received a final formal peer-reviewed stack test report by Conastoga Rovers in early October 2010. The stack test report proved our processor has extremely low emissions, similar to the emissions of a natural gas furnace of comparable size, and results were consistent with our claims and testing.

JBI houses internally a fully equipped fuel testing lab as required in Ontario to self-certify fuels. Our lab includes:

2 Gas Chromatographs, one with an automated carousel
1 Horiba X-ray Fluorescence Sulphur-In-Oil Analyzer
1 Cloud and pour point analyzer
1 Fox Fuel Analyzer
1 Petrolab vapour tester

We use this equipment to continually test and monitor the fuel from our processor.

Relationship with Entities:

AS PTO LLC and Plastic2Oil Land, Inc. are the Area Licensee and Licensor companies, respectively, who have entered into an Area Development Agreement, for the state of Florida.  Both companies entered into this ADA on February 12, 2010.

Plastic2Oil Land, Inc. is a JBI, Inc. subsidiary, which will oversee the execution of the ADA by AS PTO LLC.

AS PTO LLC is a Florida limited liability company, which is independently owned. AS PTO LLC, is responsible for executing the parameters outlined in the ADA.  Such parameters include, locating free feedstock or “pay to take” feedstock sources, ensuring the IP is protected, finding potential licensees and JV’s, as well as performing due diligence on any potential JV sites and licensees.

Plastic 2Oil of Clearwater LLC is an independent company found by AS PTO LLC as a potential JV site, under the ADA.

ES Resources is another independent company found by AS PTO LLC as a potential JV site under the ADA

The Area Development Agreement and license discussed in this section are confidential and if filed would disclose specific information that could negatively impact the company’s future business dealings. Therefore we will not be filing these agreements as Exhibits.

5.
With regard to your P2O business, please disclose how your process breaks plastic down into oil and other various products. Please clarify the nature of your process and catalyst and if you have any proprietary rights with respect to the process or catalyst.

Our process is a partial fragmentation system with proprietary components and chemistry that allows us to crack long polymer hydrocarbon chains into shorter chains.  Shorter hydrocarbon chains (under c-20) are liquid fuels that range from methane to diesel.

Our process and chemistry is proprietary and will not be disclosed in the public domain except in a patent form.  We are in the process of filing patents with Osler to protect our intellectual property.  We are unable to disclose the nature of the product or the nature of the chemistry, as it would destroy any future chance at protection through a patent.

6.
Please revise to clarify your principal products or services and their markets. See Regulation S-K Item 101 (h)(4)(i). For example, it is unclear what products you provide as part of your “data migration” and “Plastic2Oil” businesses. Please also tell us and clarify if Javaco exclusively sells third part products.

The filing has been revised to include these descriptions:

Data Migration is responsible for reading old computer tapes and transcribing the data onto modern media allowing the customer to be able to import their data onto the modern computer systems of today.

Plastic 2 Oil is a proprietary process that coverts waste industrial plastic into fuel through a series of chemical reactions.

JAVACO only sells third party products.

7.	Please disclose the approximate amount that you have spent, if any, on research and development activities over the past two fiscal years. See Regulation S-K Item 101(h)(4)(x).

The filing has been revised to include approximate R&D costs of $ 0 for 2008 and $43,486 for 2009.

8.	Please include a description, including duration, of the Pak-It patent. See Regulation S-K Item 101(h)(4)(vii).

Pak-It owns two patents; US Patent 6,136,776 and US Patent 6,037,319.
US Patent 6,136,776 was issued on October 24, 2000. The patent is for water-soluble packets containing liquid germicidal detergent concentrates. It also provides methods of cleaning and disinfecting, in which the packets are added to a volume of water to dissolve and form a cleaning solution, which is used to clean and disinfect a material.

US Patent 6,037,319 was issued on March 14, 2000. The patent is for water-soluble packets containing liquid cleaning concentrates. The packets are stable despite the presence of any minor amount of water in the cleaning concentrates. Also provided are methods of cleaning in which the packets are added to a volume of water to dissolve and form a cleaning solution, which is used to clean a material.

9.
Please revise your disclosure to clarify the need for government approval of your Plastic2Oil products or services, the effect of existing or probably governmental regulations on this business and the specific costs and effects of compliance with applicable environmental laws. Specifically address whether you are required to obtain permits or other approval from New York Department of Environmental Conservation in order to conduct your business. Refer to Regulation S-K Item 101(h)(4)(viii)-(xi).

The disclosure has been revised to include the following:

“Specifically, an air permit issued by the New York Department of Environmental Conservation is required to operate the Company’s first commercial P2O processor.”

10.
Please tell us how your disclosure in this section that you are “not aware of any existing or probable government regulations that would have a material effect on our business” is consistent with your disclosure on page 4 that you require an air permit from the New York Department of Environmental Conservation to allow full commercial production of your P2O processing machines. We also note in this regard the penultimate risk factor appears on page 8.

The disclosure has been revised to include the following:

“JBI, Inc. is not aware of any existing or probable government regulations that would have a material effect on our business, other than the required air permit from the New York Department of Environmental Conservation too allow full commercial production of our P2O processor in the state of New York.”

11.	With regard to your May 2010 private placement, please tell us where you filed the related Form D.

The related Form D was filed with the SEC on May 12, 2010.

12.
We noted that you continue to discuss your plan of operation consistent with Regulation S-B. In light of the elimination of Regulation S-B and the introduction of scaled reporting requirements available to smaller reporting companies as part of Regulation S-K. Please revise future filings, including any amendments, to include a discussion that meets the requirements of Item 303 of Regulation S-K as it relates to smaller reporting companies. We refer you to SEC Release 33-8876.

Future filings will be revised.

13.
Please file as an exhibit the escrow agreement reference in this section. Please expand your disclosure to address you material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.

No escrow agreement exists. Our disclosure has been revised to indicate we have only a trust account, not an escrow account.

As of December 31, 2009 we had no material commitments for capital expenditures to disclose.

14.
We note the financial statements for the year ended December 31, 2008 included in Amendment No. 1 to Form 10-K we audited by Moore and Associates Chartered (“Moore”). As Moore is no longer registered with the PCAOB, you may not include audit reports or consents issued by Moore in your filings with the Commission made on or after August 27, 2009. Accordingly, you should engage a firm that is registered with the PCAOB to re-audit the financial statements and file an amendment to this filing that includes an audit opinion from a PCAOB registered auditing firm.

Our current auditors Withum Smith & Brown have been engaged to re-audit these financial statements. They will begin working on this, along with the quarter ending September 30, 2009 as requested in question 1 after the filing of our next quarter due November 15, 2010. The auditors are estimating completion of this audit around December 15, 2010. When this is completed we will file an amendment to our 10K.

15.	Please round earnings/loss per share disclosures to the nearest cent in your future filings. Please note amendments are considered future filings.

Future filings will be revised.

16.
We note that in fiscal 2009 the “operating activities” section of this statement indicates you recorded $1,679,224 for “services contributed by shareholder”. Please tell us where and how the values of these services are presented in your consolidated statement of changes in stockholder’s equity.

The value for services contributed by shareholders of $1,679,224 is made up of a $1,000,000 loss on the Media Credits purchased and $679,224 is made up of the $129,766 paid for interest and commissions and the $549,458 is detailed in question 19. The media credit transaction is listed in the consolidated financial statement as “Shares issued in connection with acquisition of Javaco and media credits” for a total of 3,500,000. 1,000,000 was for the media credits and 2,500,000 was for the acquisition of Javaco. The $679,224 is listed in the consolidated financial statements as part of “Shares issued primarily to settle Pak-It acquisition indebtedness and acquisition fees, $0.80 per share” which totals 3,548,750 shares.

17.	We note that you acquired Javaco, Inc. and Pak-It, LLC in August 2009 and September 2009 respectively. Please address the following:

●	Provide us with the significance tests outlined at Rule 8-04(b) of Regulation S-X for each of the 2009 acquisitions

The total assets of both acquisitions exceeded 50% of the total assets of the Company at the date of acquisition.

●	Tell us whether you filed Item 2.01 and Item 9.01 Forms 8-K for the referenced transactions, or please file any required Forms 8-K

The amended 8K filed with the SEC on January 27, 2010 includes Item 2.01 for the acquisitions.
The financials for the acquisitions are included in the year-end audit.

●	Tell us who owned Javaco and Pak-It prior to their acquisition by JBI

Javaco was owned 100% by Domark International, Inc prior to its acquisition.

Pak-It ownership prior to the acquisition was:

Stephan R. Seneca	24.25%
Geoffrey C. Weber	24.25%
Richard M. Haber	2.5%
Andrew Lynn	15%
Mark Lagos	15%
Mainstreet Equity Fund, LLC	9%
Private Equity Fund of West Florida	10%

●	Tell us about any relationships such as ownership between JBI, Javaco and Pak-It prior to JBI’s purchases of them; and

There were no relationships between Javaco or Pak-It and JBI prior to the acquisitions.

●	Tell us whether John Bordynuik had any ownership interests in Javaco or Pak-It prior to their acquisition by JBI and the percentage ownership of any such interests.

John Bordynuik had no ownership interests in either company prior to their acquisitions.

18.
We note that you have determined that there were errors in the original accounting for the acquisitions of Javaco and Pak-It, the valuation of media credits, and equity issuances, causing your company to restate previously reported financial results as of and for the year ended December 31, 2009. Please revise you filing to include all disclosures required under paragraphs 7 – 10 of FASB ASC 250-10-50, including a detailed description of the nature of the error, the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented and the cumulative effect of the change on retained earnings.

The filing has been revised.

19.
We see disclosures on page 36 that the total acquisition cost of Pak-It exceeded the identifiable net assets purchased by $549,458, which have been charged to operations as additional services provided. Please tell us the specific U.S. GAAP that you considered when applying the referenced accounting.

JBI purchased Pak-It on September 30, 2009 for $4,615,000 consisting of stock and debt. When the private offering was conducted in December JBI owed some accrued interest on the debt.

The Pak-It members in the private offering converted 3,420,000 shares at $0.80 for a value of $2,736,000. Of that amount $2,156,775 represented the remaining payment for the Pak-It purchase. Our independent auditor, Withum Smith & Brown, audited the financial statements of Pak-It. Closing calculations of cash and stock paid to Pak-It members, and towards Pak-It debt were provided by Geoff Weber (Assistant Secretary to JBI at the time). It was determined that JBI overpaid $549,458 for Pak-It. The total converted by Pak-It members exceeded the remaining purchase price due by $549,458 and that was charged to operations. Management will seek repayment of excess payments after a thorough review by the Company’s counsel.

20.
We note you received media credits in print and radio in exchange for the issuance of an additional 1,000,000 shares of your common stock. Please explain to us the nature of these media credits and how you accounted for and valued them. Please cite the applicable U.S. GAAP you considered when determining how to appropriately account for the referenced transaction. Also tell us the facts and circumstances that led to your determination that the value of the media credits was overestimated, the amount that was charged to operations during fiscal 2009 related to media credits and the amount of any media credit assets reflected in your balance sheets at December 31, 2009.

The media credits are for print and radio ads from NewsUSA to be placed in a wide variety of publications. The media credit is reduced as it is used based on the official ad rate pricing policies, measured by length in column inches or each complete story for print placements and in total seconds of each radio feature for radio placements.

The value of the media credits was determined per the purchase agreement which stated that the value of the media credits being acquired was $9,997,134. Additionally, this is the asset value previous owner Domark International used when reporting its financials.

It was not until our new auditors began working on JBI, Inc financials and reviewing our documentation regarding the media credits that it was discovered the publications our advertorials were eligible for had limited readership and therefore would be unlikely to materially increase sales or profits. Thus, it was determined that the media credits had no value and should be written off. Accordingly, the entire cost of the credits ($1,000,000) was charged to operations in 2009 and there is no value for the credits reflected on the December 31, 2009 Balance Sheet.

21.
We note from page 27 and information in this Note that you purchased 100% of the membership interests of Pak-It, LLC in exchange for 625,000 shares of the company’s common stock, valued at $750,000 and the issuance of $3,865,000 in debt. We also note that you allocated $1,950,000 to the net assets acquired from Pak-It, LLC. Please tell us the amount and nature of the total fair value of all consideration issued in the transaction. Specifically indicate whether you issued new debt, assumed it or both. Also, reconcile the fair value of the total consideration issued to the fair value of the net assets acquired.

JBI issued $750,000 worth of stock and assumed $3,865,000 in notes for a total consideration of $4,615,000. We assumed $3,865,000 worth of debt, however $2,665,000 of it was held by the previous Pak-It owners and they converted that portion into shares of JBI, Inc. at $0.80. The fair value consideration paid in total was $4,615,000, of which $2,665,000 was debt that was converted to shares, leaving $1,950,000 as the net asset value acquired.

22.
We do not see where you have disclosed management’s conclusion on the effectiveness of your disclosure controls and procedures at December 31, 2009 as required by Item 307 of Regulation S-K. Please note that Item 307 of Regulation S-K is separate requirement from the requirements of Item 308T of Regulation S-K. Item 307 of Regulation S-K requires you to disclose the conclusion of your principle executive and principle financial officers regarding the effectives of your disclosure controls and procedures based on their evaluation of your controls and procedures as of the end of the period covered by the report, while Item 308T of Regulation S-K requires you to provide management’s annual report on internal control over financial reporting that is based on management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the period covered by your Form 10-K. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. This comment also applies to Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010.

This disclosure will be amended in the necessary filings.

23.
We do not see where you have disclosed management’s conclusion on the effectiveness of your internal control over financial reporting as of the end of the period covered by your Form 10-K. Please note that Item 308T (a)(3) of Regulation S-K requires you to disclose managements conclusion on the effectiveness of your internal control over financial reporting as of the end of the period covered by your Form 10-K, which in this instance is December 31, 2009. Please amend your Form 10-K to include a statement concluding on whether your internal control over financial reporting was effective or was not effective as of December 31, 2009.

This disclosure will be amended in the 10K-A.

24.
Please amend to include a statement herein of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant as required by Item 308T(a)(1) of Regulation S-K and revise the filing to include a statement identifying the framework used by management to evaluate the effectiveness of your internal controls over financial reporting. Refer to Item 308T(a)(2) of Regulation S-K.

This disclosure will be amended in the 10K-A.

25.
Please revise this filing to disclose, as required by Item 308T(b) of Regulation S-K the changes that occurred in your internal control over financial reporting during the last fiscal quarter. Please be specific about each change and the reasons for which you undertook the change. Discuss whether the related material weakness has been remediated as a result of the changes you have made to date, or whether you expect to undertake further changes to internal control over financial reporting that will completely remediate the material weakness. This comment also applies to Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010.

This disclosure was amended in the required filings.

26.	We refer to your disclosure under “Business Experience” on page 44.

●
Please revise to disclose the term of office for each director and executive officer and the period during which each director or executive officer served in such capacity. See Regulation S-K Item 401(a)-(b).

The disclosure has been revised.

●
Please revise your filing to clarify whether John Bordynuik Inc. is your subsidiary of affiliate. See Regulation S-K Item 401 (c). We note in this regard your disclosure on page 4 that you acquired “certain assets” from this entity in June 2009.

The filing has been revised.

●
Please revise to indicate the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Bordynuik, Wesson and Goldberg and Drs. Smith and Bagai should serve as directors, in light of your business and structure. Refer to Regulation S-K Item 407(e).

The filing has been revised to include this information.

●	Please revise your filing to identify each director that is independent. See Regulation S-K Item 407 (a).

The filing has been revised to indicate this.

27.	Please tell us why your Form 10-K filed on March 31, 2010 indicates that Ms. Bradshaw is a director of the company, while your Form 10-K amended on July 7, 2010 does not.

Ms. Bradshaw resigned on June 1, 2010. An 8K was filed with the SEC on June 1, 2010 disclosing such. As disclosed in the filing Ms. Bradshaw was hired on as VP of Marketing and Communications for JBI.

28.	Please revise your filing to disclose all information required by Regulation S-K Item 404(a) with respect to the transactions disclosed in this section, including:

●	The basis upon which each individual disclosed is a related person
●	The approximate dollar value of the amount involved in the transaction
●	The approximate dollar value of the related person’s interest in the transaction
●	With respect to an indebtedness, such as the stockholder loan disclosed in the third paragraph, the amount of interest.
Furthermore, please identify the stockholder who loaned you $71,538 in June 2009 and the officer and director who prepaid the office rental expenses for your Cambridge, Massachusetts office space and file the loan agreements as exhibits. Also file the April 24, 2009 acquisition agreement between the company and Mr. Bordynuik.

The filing has been revised to include the requested information. Mr. Bordynuik was the stockholder who loaned the company $71,538. He had personally paid for several business expenses. He was issued 23,846 shares in satisfaction of this loan. There was no formal loan agreement for this transaction. Mr. Bordynuik, CEO, was also the officer who prepaid the office rental expenses for our Cambridge, Massachusetts office space.
There is no acquisition agreement between 310 Holdings and Mr. Bordynuik. He did not acquire the company, he purchased majority interest of the company from former CEO, Nicole Wright.

29.
Please reconcile your disclosure in this section that you issued 23,846 shares in June 2009 “in satisfaction of stockholder loans….in the amount of $71,538” with your disclosure on page 40 that you “issued 90,513 shares of common stock to the Company’s President and CEO in exchange for cash of $200,000 and settlement of a shareholder advance of $71,538. Also tell us why you have not provided disclosure of the $200,000 cash payment in this section.

Our disclosure on page 40 was incorrect. It has been revised in the filing to indicate that 23,846 shares were issued to John Bordynuik in satisfaction of a stockholder loan in the amount of $71,538 while John Bordynuik Inc. was issued 66,667 in exchange for $200,000 in cash.

30.	Please tell us where you have provided the disclosure required by Regulation S-K Item 404 with respect the following transactions, or explain why such disclosure is not required pursuant to Item 404:

●	The officer and director participation in your recent private placement, as disclosed on page 16.

No officers or directors participated in our private placement. The filing was revised to make this clear.

●	The December 2009 issuance of 1,000,000 shares of Series A Super Voting Rights Preferred Stock to Mr. Bordynuik
●	The services contributed by one of your shareholders, as disclosed on page 27
●	The issuance of 404,700 shares of common stock to officers and key employees as compensation, as disclosed on page 41.

The above three transactions were added to Item 13 Related Party Transactions.

31.
Please tell us where you have filed the exhibits required by Regulation S-K Item 601, including your articles of incorporation, bylaws, and material contracts and lost of subsidiaries, and amend your exhibit index accordingly. To the extent that you have not filed required exhibits please do so promptly.

The filing was revised to include all required Exhibits.

32.	We note that these agreements are signed by 310 Holdings, Inc. Please tell us why the agreements were not signed by JBI, Inc.

The agreements filed as exhibits were executed by the company prior to its name change to JBI, Inc.  The name change to JBI, Inc. occurred on October 5, 2009 (please see the 8K filed on October 6, 2009 with the SEC detailing this.  The exhibits (10.2 – 10.7) were executed prior to this date.

33.
Please ensure that your signature page conforms exactly to the requirements of the form. For instance, the registrant itself must sign the report, and the principal accounting officer or controller’s signature must appear beneath the second paragraph of text which indicates that he or she is signing in his or her individual capacity on behalf of the registrant. Refer to General Instruction D of Form 10-K.

The filing has been revised.

The Company acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN